DATED 3 August 2006

(1) FUTUREMEDIA PUBLIC LIMITED COMPANY

(2) CORNELL CAPITAL PARTNERS, LP

DEED OF VARIATION

THIS DEED OF VARIATION is made on  3 August 2006 BETWEEN:

(1)	FUTUREMEDIA PUBLIC LIMITED COMPANY (registered under number 01616681) of Nile House, Nile Street, Brighton, East Sussex BN1 1HW (the "Chargor"); and

(2)	CORNELL CAPITAL PARTNERS, LP of 101 Hudson Street - Suite 3700, Jersey City, NJ 07303 for itself (the "Buyer").

BACKGROUND

(A)	The Chargor and the Buyer entered into a Debenture dated 25 April 2006 (the “Debenture”).

(B)	The parties wish to amend certain definitions in the Debenture.

AGREED TERMS

1.
All defined terms used but not otherwise defined in this Deed shall have the meanings provided in the Debenture. Except as otherwise expressly provided in this Deed, the terms and conditions of the Debenture shall remain in full force and effect and, as appropriate, shall be incorporated by reference herein.

2.	The Debenture is hereby amended so that the meaning of the term “Unsecured Liabilities” shall be as follows:

“Unsecured Liabilities” means the liabilities of the Chargor under (i) Section 3(b)(ii) of the Secured Convertible Note made by the Chargor and issued to the Buyer pursuant to that certain Securities Purchase Agreement dated on or about 19 April 2006 and (ii) Section 3(b)(ii) of the Secured Convertible Note made by the Chargor and issued to the Buyer pursuant to that certain Amended and Restated Securities Purchase Agreement dated on or about 3 August 2006.

EXECUTED as a DEED by FUTUREMEDIA PUBLIC
LIMITED COMPANY	/s/ Leonard M. Fertig
acting by two Directors or one Director and a Company Secretary	Director

/s/ Jan Vandamme
Director / Secretary

EXECUTED as a DEED by CORNELL CAPITAL PARTNERS, LP

/s/ Mark Angelo
By: Yorkville Advisors, LLC Its: General Partner	Mark Angelo Portfolio Manager